June 13, 2001

Filing Desk

Re: SunnComm, Inc., Form 10-SB, filed April 18, 2001, File No. 031421

This letter is to request the withdrawal of the Form 10-SB filed by SunnComm, Inc. on April 18, 2001. On behalf of SunnComm, I request that its Form 10-SB, filed April 18, 2001, be withdrawn, effective immediately. Given the time parameters, we are not able to meet the deadline and adequately address the issues raised by the comment letter received on June 7, 2001.

  GAMMAGE & BURNHAM, PLC

By:   /s/ Stephen R. Boatwright

       Stephen R. Boatwright